SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

with a copy to:

Debevoise & Plimpton LLP

Attention: William D. Regner, Esq.

66 Hudson Boulevard

New York, NY 10001

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. 74640Y 106	13D/A	Page 2 of 11

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 46,814,450
	9.	Sole dispositive power 0
	10.	Shared dispositive power 46,814,450

11.	Aggregate amount beneficially owned by each reporting person 46,814,450
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.6%
14.	Type of reporting person (see instructions) IA

CUSIP No. 74640Y 106	13D/A	Page 3 of 11

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,285,173
	9.	Sole dispositive power 0
	10.	Shared dispositive power 38,285,173

11.	Aggregate amount beneficially owned by each reporting person 38,285,173
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 36.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 74640Y 106	13D/A	Page 4 of 11

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,151,724
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,151,724

11.	Aggregate amount beneficially owned by each reporting person 35,151,724
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 33.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 5 of 11

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,133,449
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,133,449

11.	Aggregate amount beneficially owned by each reporting person 3,133,449
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 6 of 11

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 46,814,450
	9.	Sole dispositive power 0
	10.	Shared dispositive power 46,814,450

11.	Aggregate amount beneficially owned by each reporting person 46,814,450
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.6%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 7 of 11

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 46,814,450
	9.	Sole dispositive power 0
	10.	Shared dispositive power 46,814,450

11.	Aggregate amount beneficially owned by each reporting person 46,814,450
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.6%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 8 of 11

Explanatory Note: This Amendment No. 28 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, Amendment No. 6 to the Initial 13D filed on July 8, 2020, Amendment No. 7 to the Initial 13D filed on August 24, 2020, Amendment No. 8 to the Initial 13D filed on September 14, 2020, Amendment No. 9 to the Initial 13D filed on November 23, 2020, Amendment No. 10 to the Initial 13D filed on November 24, 2020, Amendment No. 11 to the Initial 13D filed on March 9, 2021, Amendment No. 12 to the Initial 13D filed on May 25, 2021, Amendment No. 13 to the Initial 13D filed on December 20, 2021, Amendment No. 14 to the Initial 13D filed on December 22, 2021, Amendment No. 15 to the Initial 13D filed on December 29, 2021, Amendment No. 16 to the Initial 13D filed on March 7, 2022, Amendment No. 17 to the Initial 13D filed on March 8, 2022, Amendment No. 18 to the Initial 13D filed on March 29, 2022, Amendment No. 19 to the Initial 13D filed on May 16, 2022, Amendment No. 20 to the Initial 13D filed on May 18, 2022, Amendment No. 21 to the Initial 13D filed on May 20, 2022, Amendment No. 22 to the Initial 13D filed on May 24, 2022, Amendment No. 23 to the Initial 13D filed on September 19, 2022, Amendment No. 24 to the Initial 13D filed on January 17, 2023, Amendment No. 25 to the Initial 13D filed on February 13, 2023, Amendment No. 26 to the Initial 13D filed on February 14, 2023, and Amendment No. 27 to the Initial 13D filed on February 21, 2023, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

Adam Gray (“Gray”), a director of Purple Innovation, Inc. (the “Issuer”); and

Christopher Shackelton (“Shackelton”).

The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Initial 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On April 11, 2023, CCM (together with its managed funds and accounts, “Coliseum”) entered into a binding memorandum of understanding (“MOU”) with the Issuer pursuant to which Coliseum and the Issuer have agreed to, among other things, (i) work together to prepare and enter into a cooperation agreement (the “Cooperation Agreement”) by April 19, 2023, that will embody the material terms set forth in the MOU and contain other customary settlement terms and (ii) settle the previously disclosed litigation captioned “Coliseum Capital Management, LLC et al. v. DiCamillo et al.” (the “Action”) in the Delaware Court of Chancery. Coliseum will voluntarily dismiss the Action and the Issuer will reimburse certain of Coliseum’s fees and expenses incurred in connection with the Action. The Cooperation Agreement will terminate the day following the date on which the 2024 Annual Meeting of Stockholders is held (the “Termination Date”).

Pursuant to the MOU and the terms of the Cooperation Agreement, the board of directors of the Issuer (the “Board”) will (i) expand the size of the Board to eight directors; (ii) accept the resignations of Paul Zepf and Pano Anthos from the Board; (iii) appoint S. Hoby Darling, Erika Serow, and R. Carter Pate to the Board; (iv) appoint Mr. Gray as Chair of the Board; (v) appoint Mr. DiCamillo as Chair of the Board’s Nomination and Governance Committee; and (vi) amend the Issuer’s governing documents to include the Lead Independent Director Charter in the form attached to the MOU. Scott Peterson, who is a significant stockholder and has served as Board Observer since the Issuer’s September 2022 acquisition of Intellibed, will be a nominee on the Board’s slate of director candidates at the 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”) in place of Dawn Zier, who previously announced her intention not to stand for reelection. The Issuer will recommend that stockholders vote in favor of its eight-person Board slate – including Mr. Peterson – at its 2023 Annual Meeting.

Pursuant to the MOU and the terms of the Cooperation Agreement, until the Termination Date, Coliseum will vote all equity securities of the Issuer over which Coliseum has direct or indirect voting control for the election of the Issuer’s slate of directors and against the removal of any director of the Issuer, other than for cause.

Coliseum has also agreed to certain customary standstill provisions, subject to certain customary exceptions, effective as of the date of the Cooperation Agreement through the Termination Date, prohibiting it from, among other things: (i)(a) acquiring, offering or seeking to acquire, agreeing to acquire or acquiring rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Issuer generally on a pro rata basis), directly or indirectly, any additional voting securities of the Issuer, or (b) selling its shares of Common Stock (as defined herein), other than in open market sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings or in a transaction in which the purchaser agrees to be bound by the standstill provisions; provided that the foregoing shall not restrict any acquisition of securities directly from the Issuer; (ii)(a) other than pursuant to the process set forth in the Cooperation Agreement, nominating,

CUSIP No. 74640Y 106	13D/A	Page 9 of 11

recommending for nomination or giving notice of an intent to nominate or recommend for nomination a person for election at any stockholder meeting at which the Issuer’s directors are to be elected, (b) knowingly initiating, encouraging or participating in any solicitation of proxies in respect of any election contest or removal contest with respect to the Issuer’s directors or any stockholder proposal for consideration at, or other business brought before, any stockholder meeting, (c) submitting, initiating, making or being a proponent of any stockholder proposal for consideration at, or bring any other business before, any stockholder meeting or (d) knowingly initiating, encouraging or participating in any “withhold” or similar campaign with respect to any stockholder meeting; (iii) forming or joining any “group” within the meaning of Section 13 of the Act with respect to any voting securities of the Issuer, including in connection with any election or removal contest with respect to the Issuer’s directors or any stockholder proposal or other business brought before any stockholder meeting; (iv) seeking publicly, alone or in concert with others, to amend any provision of the Issuer’s certificate of incorporation or bylaws; (v)(a) making any public proposal with respect to or (b) making any public statement or otherwise publicly seek to encourage, advise or assist any person in so publicly encouraging or advising with respect to (A) any change in the number or term of directors serving on the Board or the filling of any vacancies on the Board, (B) any change in the capitalization or dividend policy of the Issuer, (C) any other change in the Issuer’s management, governance, corporate structure, affairs or policies, (D) any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring or other transaction with a third party that, in each case, results in a change in control of the Issuer or the sale of substantially all of its assets; provided, however, that solely for the purposes of the foregoing decision, Coliseum shall be deemed not to have control of the Issuer as of the Cooperation Agreement, (E) causing a class of securities of the Issuer to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (F) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

The MOU and the terms of the Cooperation Agreement also approve Mr. Darling, Mr. Pate and Ms. Serow for purposes of the change-in-control provisions in that certain (i) Credit Agreement among the Issuer, Purple Innovation, LLC, the Lenders, and Keybank National Association, dated September 3, 2020 (as amended); and (ii) Amended and Restated Employment Agreement between the Issuer and Robert DeMartini, dated March 19, 2022.

Pursuant to the MOU and the terms of the Cooperation Agreement, the Issuer will redeem the shares of Proportional Representation Preferred Linked Stock (the “Preferred Stock”) that were previously distributed as a dividend on shares of Common Stock and not issue any similar security or take any other action that would change the stockholder voting standards from those in effect prior to the issuance of the Preferred Stock. The Issuer will also terminate its stockholder rights agreement and its Special Committee of the Board formed in September 2022 will be dissolved.

The MOU and the terms of the Cooperation Agreement also provide that, in addition to any other votes required by law, Coliseum will commit to condition any proposal to acquire the Issuer on the approval of both (i) a special committee of independent and disinterested members of the Board and (ii) holders of a majority of the shares of Common Stock not owned by Coliseum or other interested parties.

For the avoidance of doubt, Coliseum’s rights under that certain Subscription Agreement, dated February 1, 2018, among the Issuer (f/k/a Global Partner Acquisition Corp.), Global Partner Sponsor I LLC, Coliseum Capital Partners, L.P. and Blackwell Partners LLC – Series A, will not be deemed waived, amended or affected by the Cooperation Agreement.

The foregoing description of the MOU does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such document, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a)-(b) is hereby amended and supplemented as follows:

(a)-(b) The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 104,878,348 shares of Class A Stock outstanding as of March 20, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 22, 2023. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 44.4% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On April 11, 2023, Coliseum and the Issuer entered into the MOU defined and described in Item 4 above and included as Exhibit 99.1 hereto.

CUSIP No. 74640Y 106	13D/A	Page 10 of 11

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

99.1	Memorandum of Understanding, dated April 11, 2023.

CUSIP No. 74640Y 106	13D/A	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 13, 2023		COLISEUM CAPITAL CO-INVEST III, L.P.

COLISEUM CAPITAL MANAGEMENT, LLC		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner	By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact
By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact